July 27, 2016
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

RE:  Time Warner Inc
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016

Form 8-K
Filed February 10, 2016
File No. 001-15062

Dear Mr. Spirgel:

Time Warner Inc. (the "Company") acknowledges receipt of the Securities and Exchange Commission Staff's (the "Staff") comments given by letter (the "Comment Letter") dated July 14, 2016 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2015 and Form 8-K filed with the SEC on February 10, 2016.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will respond.  This letter is to confirm a verbal request for extension that was granted by Mr. Dean Suehiro, Senior Staff Accountant of the Staff, in a phone conversation on July 27, 2016.  The Company will formally respond to the Staff on or before August 8, 2016.  The Company greatly appreciates the Staff's accommodation in this matter.

Please contact me if you have any questions regarding this request.

Sincerely,

/s/ Brenda C. Karickhoff

Brenda C. Karickhoff
SVP & Deputy General Counsel
Time Warner Inc.
(212) 484-6576